

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

<u>Via E-mail</u>
Harvey Katz
Chief Executive Officer
Earth Science Tech, Inc.
2255 Clades Road, Suite 324A
Boca Raton, FL 33431

> **Re:** **Earth Science Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed July 16, 2014**
> **File No. 000-55000**

Dear Mr. Katz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed on April 1, 2014</u>

1. We note that your 8-K disclosing the Founder Agreement between Ultimate Novelty Sports, Inc. and Majorca Group, Ltd. states that the Founder Agreement is attached as Exhibit 10.1, but no such agreement was filed. Please amend your filing to include the Founder Agreement and provide us with a copy of the agreement as part of your response.

<u>Form 10-K for the Fiscal Year Ended March 31, 2014</u>

<u>Note 5 – Stockholders' equity (deficit), page F-17</u>

2. Please tell us how you determined it was appropriate to account for the share issuance to Majorca Group, Ltd. as consulting expense rather than as a business combination with

Majorca Group as the accounting acquirer. Please tell us what accounting literature you relied upon in making your determination. Refer to ASC 805-40.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant